For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

PRESS RELEASE

Alkmaar, February 19, 2004

Airspray continues double digit growth

- **Profit before tax increased 13% to EUR 9.5 million (2002: EUR 8.4 million)**
- **Net result rose by 7% from EUR 5.8 million in 2002 to EUR 6.2 million in 2003**
- **Revenues up 11% to EUR 36.0 million (2002: EUR 32.3 million), overall volume growth was 10%**
- **Earnings per share rose from EUR 1.10 to EUR 1.18**
- **Proposed 26% higher cash dividend of EUR 0.63 (2002: EUR 0.50) per issued share of EUR 0.16 nominal value**

Outlook

- **The impact of exchange rates makes it not possible to issue a profit growth expectation at this time however Airspray expects to deliver at least double-digit local currency- and volume growth.**

Financial Results

2003 was undoubtedly a challenging year and despite a volatile dollar, management reports sales growth of 11%. The overall volume growth in units for the company was 10% while gross margin remained the same at 44%.

Operational costs as a percentage of sales were in line with last year. This resulted in an operating margin of 27% (2002: 27%). Profit before tax rose 13% to EUR 9.5 million.

The net result grew 7% to EUR 6.2 million due to a tax rate of 34.5% in 2003 (compared to 31% in 2002). Airspray is fully taxed from here on.

In 2003 Airspray continued to invest in means for new dispenser production and expansion of production capacity. The investments in 2003 reached a total of EUR 2.9 million.

Airspray's balance sheet remains very strong. The equity increased to EUR 27.6 million (2002: EUR 22.4 million), reaching a solvability of 73% (after payment of the proposed dividend). Return on capital employed improved to 37% in 2003 from 35% over the same period last year.

Review of 2003

Airspray continued to show healthy unit growth primarily in North America with Europe staying slightly behind. North America remained Airspray's most important market with 60% of sales. The number of active customers increased to 525 during 2003 up from 430 in 2002. Airspray's top five only constitutes 21% of sales (down from 24% last year).

In 2003 the Mini Foamer, G3 and Waterguard Foamers were the fastest growing products.

Airspray is committed to introduce at least one new product per year. 2003 was highlighted by the launch of three new products all in the Waterguard line: the WRT4 (Water resistant Table top), WRM3 (Water resistant Mini Foamer) and WRD4 (Mini Water resistant Table top). The WRT4 made its debut via Guaber in Italy with hand soap, the WRM3 was introduced to consumers by Johnson & Johnson's Foamblaster Shampoo as line extension of the successful Foamblaster Kid's Hand soap. In addition, Airspray was pleased to see the retail launches of several custom pump designs. Among them Dove's Essential Nutrients Self-Foaming Cleanser, and Schering Plough's Coppertone Endless Summer Self tanning Foam.

In July Airspray announced that it has obtained an exclusive and worldwide license of a new lotion dispenser technology (Symplicity), whereby Airspray gains access to a new market segment. Airspray still anticipates initial sales to commence in the fourth quarter of 2004. Sales is expected to develop from hundred thousands in 2004 to millions of units in 2006.

Skincare is for Airspray still the most important sector. Airspray generated 34% of its sales in this segment. The foamers in particular are a natural fit in this segment. Numerous multinationals are continuing to extend their lines and add new products and brands. Primary applications are skin cleansers. Sunless tanning foams and sun protection foam applications have been split off from Skincare since this **suncare** application has already grown to 9% of the mix. The **hand soap** business maintained its 27% of the mix. Sales in the **hair care** segment remained consistent and continues to constitute 21% of sales.

The sales of the olive oil dispenser seems to have stabilized. The category **food** declined slightly as a percentage of sales from 5 to 4%. The **other** segment comprised mainly of animal care and cleaning products, still represents 5% of Airspray's sales.

Patent dispute settlement

In December Airspray accepted a settlement offer in the alleged infringement cases that were pursued in Germany and the United States against Rieke Packaging Systems. The dispute was settled in order to avoid the time and expenses of a potentially lengthy trial scheduled to begin in April 2004 in the United States and already ongoing in Germany. Under the agreement Airspray will no longer sue Rieke in relation with the alleged infringement of one of the foamer patents and Rieke will pay a financial compensation throughout the life of the patent.

Share Purchase

Airspray intends to purchase up to 5% of the outstanding shares. Approval for share purchases was given during last year's AGM. A proposal to withdraw the shares will be made during the AGM in May. Airspray's strong balance sheet and cash position is allowing the company to support this initiative benefiting 2004 EPS.

2004 Expectations

Airspray is confident it can sustain double-digit volume growth for the coming years. Airspray is positive regarding its growth potential for 2004 and beyond. The company will remain focused on autonomous growth and the development and introduction of new and improved products.

In 2004, Airspray expects to introduce the Dual Foamer and the Symplicity Lotion pump. Airspray plans to invest approximately EUR 3 million for new products and further expansion of production capacity.

The impact of exchange rates makes it not possible to issue a profit growth expectation at this time. The continuous decreasing dollar over the last few years, which due to Airspray hedging had a delaying effect, will have a further negative effect on results in 2004. In local currency and volume Airspray expects to deliver at least double-digit growth.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 115 people. Airspray is a 'technology-driven' enterprise. During its 20+ year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

CONSOLIDATED PROFIT AND LOSS ACCOUNT at December 31

In EUR x 1,000

	2003	2002	growth%
Net sales	**36,027**	**32,343**	**11%**
Cost of sales	- 20,058	- 17,995	11%
	--------------	--------------	

		--		---	
Gross sales result		**15,969**		**14,348**	**11%**
Selling costs	- 689		-627		
General operating costs	- 5,636		- 5,089		
		- 6,325		- 5,716	11%
		----------------		----------------	
		--		---	
Operating result		9,644		8,632	12%
Financial income/charges		-154		-204	
		----------------		----------------	
		--		---	
Pre-tax results		**9,490**		**8,428**	**13%**
Taxes		- 3,281		- 2,622	25%
		----------------		----------------	
		--		---	
Net Profit		**6,209**		**5,806**	**7%**
		========		========	

RATIOS

In EUR			
Earnings per share (ave.)	1.18	1.10	7%
Cash flow per share (ave.)	1.53	1.38	11%
Equity per share (ult.)	4.56	4.24	8%
Divident per share	0.63	0.50	26%
In %			
Return on equity (ave.)	28%	29%	
Gross margin	44%	44%	
Operating margin	27%	27%	
Number of shares (ave.)	5,281,098	5,271,981	
Number of shares (ult.)	5,287,842	5,280,485	

CONSOLIDATED BALANCE SHEET

In EUR x 1,000

ASSETS	**31-12.2003**	**31-12-2002**

FIXED ASSETS				
Intangible fixed assets	1,610		1,115	
Buildings	3,896		3,988	
Operating assets and other tangible fixed assets	11,556		10,538	
Financial fixed assets	2,322		2,068	
		19,384		17,709
CURRENT ASSETS				
Stocks		2,727		2,822
Receivables				
Debtors	6,340		5,884	
Other receivables	1,271		1,119	
		7,611		7,003
Cash		3,517		2,848
Total assets		**33,239**		**30,382**

LIABILITIES	**31-12-2003**		**31-12-2002**	
Group equity		27,553		22,411
Long-term debts		2,366		2,522
Short term debts				
Trade creditors	1,702		1,862	
Other debts	1,618		3,587	
		3,320		5,449
Total liabilities		**33,239**		**30,382**

CONSOLIDATED CASH FLOW STATEMENT
In EUR x 1,000

Cash flow from operational activities

	2003	**2002**
Net result	6,209	5,806
Depreciation	1,888	1,452
Cash flow generated	8,097	7,258
Increase of working capital	- 524	441
Increase of other current items	519	-909
Cash flow from operations	-2	-468
Cash flow from investment activities		
Investment in intangible assets	-660	-531
Investment in premises	-136	-757
Investment in other fixed assets	- 2,773	- 2,771
Disinvestment	17	67
Investment in financial assets	- 254	- 765
Cash flow from investment activities	- 3,806	- 4,757
Cash flow from financial activities		
Proceeds from issuance of shares	90	648
Divident paid	- 2,640	- 1,848
Change in long-term debts	- 156	- 78
Cash flow from financing activities	- 2,706	- 1,278
Net cash flow	1,583	775
Exchange rate and conversion difference	- 914	- 540
Change in financial resources	**669**	**215**